July 6, 2018

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
Ms. Sandra Hunter Berkheimer

Staff Attorney

Office of Real Estate and Commodities

Re:
Manufactured Housing Properties Inc.

Amendment No. 2 to Form 10-12G

Filed May 31, 2018

File No. 000-51229

Dear Ms. Sandra Hunter Berkheimer:

This letter sets forth the responses of Manufactured Housing Properties Inc., a Nevada corporation (the “Company” or “MHPC” or “Our” or “We”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August May 16, 2018 concerning the Company’s Amendment No. 1 to Our Registration Statement on Form 10-12G (File No. 000-51229) filed with the Commission on May 31, 2018 (the “Registration Statement”).

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letter in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 2 and materials described as being furnished supplemental are furnished in multiple copies under separate cover by overnight courier.

General

1.
It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G to disclose that we are an emerging growth company.

2.
Please include updated financial statements within your next amendment.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G to include updated financial statements.

Item 1. Business, Recent Developments, page 4

3.
We note your response to comment 4 and the revised disclosure on page 4 that the 3 parks in the “pipeline” are only under consideration for future acquisitions and are not under any agreements. Please revise to clarify whether these properties are in addition to the two acquisitions which are under letter of intent agreements as disclosed on page F-14.

Response: We note the Staff's comment and have inserted the following language in Amendment No. 2 to the Registration Statement on Form 10-12G:

“During the fourth quarter of 2017, we acquired five additional manufactured housing communities totaling approximately 300 developed home sites for a total of approximately 440 developed home sites owned to date; and have approximately 270 pads in 3 parks under consideration for future acquisitions. The 3 parks under consideration for future acquisitions and are not under any agreements. The Company had executed letters of intent for 2 of the 3 parks under consideration, however, these letters of intent have expired. The 3 parks under consideration for future acquisitions would exceed 10% of our total assets as of March 31, 2018.”

Item 1A. Risk Factors, page 4

4.
To the extent it is material, please provide risk factor disclosure pertaining to the specific risks associated with providing your property management services, including community management.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G.

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Item 2. Financial Information.
Liquidity and Capital Resources, page 12

5.
We note your response to comment 10 and your revised disclosure on page 12 and reissue the comment. We note your disclosure throughout, for example in Note 4 and Note 7 to the financial statements, related to your property-level debt and credit agreements. Please revise your disclosure in this section to include the material terms of your indebtedness and address your anticipated source of funds to service your debt. Please also revise your disclosure to describe your material commitments for capital expenditures as of the end of the last fiscal period.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G.

6.
We note your disclosure on page 12 that you expect to meet your short-term liquidity requirements for the next twelve months, generally through available cash as well as net cash provided by operating activities and availability under your existing related party note, and that you consider these resources to be adequate to meet your operating requirements for capital improvements, amortizing debt and payment of distributions. We further note your disclosure on page 13 that there is substantial doubt about your ability to continue as a going concern and that you believe your current available cash along with anticipated revenues may be insufficient to meet your cash needs for the near future. Please revise your disclosure to reconcile these statements.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G.

Item 3. Properties, page 16

7.
We note that you disclose the “average occupancy” for each of your properties as of December 31, 2017. Please revise to clarify how you determine “average occupancy.”

Response: We note the Staff's comment and have inserted the following language in Amendment No. 2 to the Registration Statement on Form 10-12G.

“Average occupancy for all properties are defined as the average of total monthly occupancy rates from acquisition date through March 31, 2018.”

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Item 5. Directors, Executive Officers, page 16

8.
We note your response to comment 14 and reissue the comment. Please revise your disclosure in this section to briefly describe the principal business of Gvest Capital LLC, state whether Gvest Capital LLC is an affiliate of the registrant and clarify the relationship between Gvest Capital LLC and Gvest Real Estate Capital LLC. Refer to Item 401(e) of Regulation S-K.

Response: We note the Staff's comment and have inserted the following language in Amendment No. 2 to the Registration Statement on Form 10-12G:

“Gvest Capital LLC, an entity wholly owned and controlled by Mr. Gee, provides management and administrative services to various investment and asset ownership entities wholly owned and controlled by Mr. Gee, including Gvest Real Estate Capital LLC. By reason of such ownership and control, Gvest Capital LLC, Gvest Real Estate Capital LLC and the other entities wholly owned and controlled by Mr. Gee are each considered to be an affiliate of the Company.”

Item 6. Executive Compensation, page 18

9.
We note your revised disclosure on page 18 in response to comment 15 and reissue our prior comment. Please revise the tabular disclosure required under Item 402(n) of Regulation S-K to cover your last two completed fiscal years, as required under Item 402(n), and include a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table, as required by Item 402(o) of Regulation S-K. In addition, please provide the tabular disclosure required under Item 402(p) of Regulation S-K and the narrative disclosure specified in Item 402(q) or tell us why you believe these disclosures are not required.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

10.
We note your response to comment 17 and your revised disclosure on page F-11. We reissue our prior comment in part, as we are unable to locate the requested disclosure required by Item 404(a) of Regulation S-K. Please revise your disclosure in this section to provide the information required by Item 404(a) of Regulation S-K in relation to your related party note.

Response: We note the Staff's comment and have inserted the following language in Amendment No. 2 to the Registration Statement on Form 10-12G:

“On or about October 1, 2017, the Company entered into a Revolving Promissory Note with Raymond M. Gee, the Company’s Chief Executive Officer and Chairman of the Board and beneficial owner of a majority of the Company outstanding common Stock, pursuant to which the Company may borrow up to $1,500,000 from Mr. Gee on a revolving basis for working capital purposes. This note has a five-year term with no annual interest and mandatory principal payment is deferred to maturity date. As of March 31, 2018, the amount owed by the Company under this note is $589,327, and no payments have been made by the Company since the inception of this note.”

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Item 10. Recent Sales of Unregistered Securities, page 19

11.
We note your response to comment 18 and your revised disclosure on pages 19 and 20. Please revise your disclosure to provide all relevant information required by Item 701 of Regulation S-K for each transaction described in this section, including the facts relied upon to make the exemption from registration available.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G.

Item 13. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

12.
We note your response to comment 19. Please revise to address the auditors’ report to the stockholders of the Company and the board of directors. Refer to PCAOB AS 3101.07.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G.

Note 3 – Acquisitions, page F-10

13.
We note your response to comment 26. As previously requested, please tell us your basis for treating the acquisitions as asset acquisitions and the literature upon which you relied.

Response: We used ASC 805 in our evaluation of the acquired asset transactions. Under ASC 805, if the Company does not acquire a process as part of the purchase, there cannot be an output under ASC 820 and therefore the transaction should be accounted for under ASC 805.  The asset acquisition transactions did not include former management, systems and was mostly made up of land and leasehold improvements.  The existing tenants were either on no lease or on month to month leases.  There was no other identifiable inputs or processes acquired to produce an output and qualify these transactions as a business.

Regulation S-X Rule 8-06 Financial Statements, pages F-15 – F-34

14.
We note your response to comments 28 and 29 and await the filing of the Regulation S-X Rule 8-06 financial statements for Pecan Grove MHP, Azalea MHP and Holly Faye MHP.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 2 to the Registration Statement on Form 10-12G.

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Unaudited Pro Forma Consolidated Statements, page F-35

15.
We note your response to comment 31. As previously requested, please tell us and revise your filing to disclose how the amount of the general and administrative costs you expect to incur are factually supportable, including whether they are based on contractual arrangements. To the extent applicable please revise to exclude the expenses that are not factually supportable. However, you may disclose your estimate of the items that are not factually supportable in a footnote.

Response: We have revised the Proforma Consolidates Statements to eliminate any amounts that are not factually supportable.

In addition to the foregoing, we have updated the list of exhibits in Item 15 to list the two new exhibits that are being filed with Amendment No. 2 to the Registration Statement.

We believe that the foregoing and the revisions contained in Amendment No. 2 to the Registration Statement on Form 10-12G address each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (704-869-2500 ext.244) or the Company’s attorney, Phillip A. Wylie of Wylie Legal Group, PLLC (214-932-1780), should you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Michael Z. Anise

Michael Z. Anise
Chief Financial Officer
 cc: Phillip A. Wylie, Esq.

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